     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 24, 2000

                                                REGISTRATION STATEMENT NO. 333-

-------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                              --------------------

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              --------------------

                     BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         MASSACHUSETTS                                        04-2976299
  (STATE OR OTHER JURISDICTION                             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)     ------------       IDENTIFICATION NUMBER)

                             TEN POST OFFICE SQUARE
                           BOSTON, MASSACHUSETTS 02109
                                 (617) 912-1900
          (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING
             AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                              --------------------

                                TIMOTHY L. VAILL
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     Boston Private Financial Holdings, Inc.
                             Ten Post Office Square
                           Boston, Massachusetts 02109
                                 (617) 912-1900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE
                              OF AGENT FOR SERVICE)
                              --------------------

                 COPIES OF ALL COMMUNICATIONS SHOULD BE SENT TO:

     WILLIAM P. MAYER, ESQ.                              LEE MEYERSON, ESQ.
      ANDREW F. VILES, ESQ.                          Simpson Thacher & Bartlett
  Goodwin, Procter & Hoar  LLP                          425 Lexington Avenue
         Exchange Place                                  New York, New York
Boston, Massachusetts 02109-2881                           (212) 455-2000
         (617) 570-1000
                                --------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE

=================================================================================================
                                              PROPOSED            PROPOSED
                             AMOUNT            MAXIMUM             MAXIMUM           AMOUNT OF
TITLE OF SHARES TO BE          TO           OFFERING PRICE        AGGREGATE          REGISTRATION
     REGISTERED           BE REGISTERED      PER SHARE(1)      OFFERING PRICE(1)         FEE
-------------------------------------------------------------------------------------------------
Common Stock,
$1.00 par value          3,450,000 shares     $11.03125         $38,057,812.50        $10,047.27
=================================================================================================

(1) Based upon the average of the high and low sale prices reported on the Nasdaq National Market on July 17, 2000 and estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.

                            -------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
-------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. Boston Private Financial Holdings, Inc. may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.


                   SUBJECT TO COMPLETION, DATED JULY 24, 2000

                                3,000,000 SHARES


                     BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

                                  COMMON STOCK
                                $       PER SHARE

-------------------------------------------------------------------------------


This is a public offering of common stock of Boston Private Financial Holdings, Inc. We are offering 3,000,000 shares of common stock with this prospectus. This is a firm commitment underwriting.

Our common stock is traded under the symbol "BPFH" on the Nasdaq National Market. On July 20, 2000, the closing price for our common stock was $11.25.

OUR SHARES ARE NOT DEPOSIT ACCOUNTS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DESCRIPTION OF THE RISK FACTORS THAT YOU SHOULD CAREFULLY CONSIDER BEFORE YOU INVEST IN OUR COMMON STOCK.

                                                      PER SHARE     TOTAL
                                                      ---------     -----
 Price to public...................................   $             $
 Underwriting discount.............................
 Proceeds to Our Company...........................

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase up to a maximum of 450,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

-------------------------------------------------------------------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, THE COMMISSIONER OF BANKS OF THE COMMONWEALTH OF MASSACHUSETTS, NOR THE FEDERAL DEPOSIT INSURANCE CORPORATION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS
                        THE ROBINSON - HUMPHREY COMPANY
                                                     TUCKER ANTHONY CLEARY GULL

                The date of this prospectus is __________, 2000.

                                Table of Contents

                                                                           PAGE
Prospectus Summary...................................................         2

Risk Factors.........................................................         5

Forward-Looking Statements...........................................        11

Use of Proceeds......................................................        12

Capitalization.......................................................        12

Business.............................................................        13

About This Prospectus................................................        15

Where You Can Find More Information..................................        15

Underwriting.........................................................        16

Legal Matters........................................................        18

Experts..............................................................        18

-------------------------------------------------------------------------------

The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

                               Prospectus Summary

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED IN OTHER PARTS OF THIS PROSPECTUS. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN SHARES OF OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.

                        BOSTON PRIVATE FINANCIAL HOLDINGS

We are a financial services holding company that focuses on providing wealth management services to our high net worth client base.

We deliver banking, trust, investment management and financial planning services through our three principal subsidiaries:

     - Boston Private Bank & Trust Company, a Massachusetts chartered trust company founded in 1987, which provides banking, investment management and trust services to our clients;

     - RINET, which offers strategic tax and estate planning and preparation services, asset allocation, investment management and family office services to our clients; and

     - Westfield Capital Management, an investment management company, with $2.1 billion of assets under management from high net worth individuals and institutions.

Our operational strategy is premised on the following principles:

     - We focus on selected products to attract high net worth clients, and support and enhance wealth creation and wealth transfer throughout their lives. These products include jumbo mortgage loans to established and emerging high net worth clients; commercial lending, cash management and deposit services to owner managed middle market companies; financial planning services, including tax planning and preparation, investment analysis, estate planning and trust management; and private asset management products to high net worth clients to meet their investment objectives.

     - We are seeking to diversify both geographically to targeted areas of new wealth in the U.S., initially through our pending acquisition of Sand Hill Advisors in Menlo Park, California, and by product to provide for our clients'needs at various points of their financial life cycle.

     - We are creating a sales culture through incentive based compensation to effectively cross market our services among our subsidiaries to best leverage their respective expertise.

     - We outsource all non-client related activities to minimize our overhead and keep our management focused on delivering client service.

At June 30, 2000, we had, on a pro forma basis reflecting our pending acquisition of Sand Hill Advisors, $4.9 billion in assets under management, of which 75% were invested in equity securities, 17% were invested in fixed income accounts and the remaining 8% were held in cash. The amount of assets under management at Sand Hill Advisors includes approximately $300 million in restricted stock managed under a special program for entrepreneurs and employees of primarily technology companies which is less actively managed and is administered under a discounted management fee arrangement.

At June 30, 2000, we managed assets for approximately 2000 individual accounts. We provide large and small cap growth styles of equity investing through separate accounts, trust accounts and limited partnerships engaged primarily in hedging activities. At June 30, 2000 we had total balance sheet assets of $730.5 million, total loans of $520.8 million, total deposits of $575.5 million and equity of $43.6 million. Over the past five years, our earnings per share have grown 18.2% on a compounded annual basis. For the same period, our return on average common equity has averaged 21.60%. Our non-interest income as a percentage of total revenue was 58.74% for the year ended December 31, 1999 and 54.67% for the six months ended June 30, 2000, underscoring our business diversification and focus on providing fee-generating services. If the pending Sand Hill Advisors acquisition had been completed at the beginning of the relevant period, non-interest income as a percentage of total revenue would have been 61.90% for the year ended December 31, 1999 and 58.12% for the six months ended June 30, 2000.

RECENT EVENTS

On June 9, 2000, we signed an agreement to acquire Sand Hill Advisors, Inc., an 18-year old investment advisory firm servicing the wealth management market, primarily in Northern California. Sand Hill Advisors, which is based in Menlo Park, California, will operate as our wholly owned subsidiary following the closing. At June 30, 2000, Sand Hill Advisors had approximately 170 clients and $1.0 billion in assets under management. We estimate the purchase price will be $16 million, which includes the initial and contingent payments, and will be paid using a combination of cash (75%) and our common stock (25%). In connection with the transaction, several of the principals of Sand Hill Advisors will enter into long- term employment agreements and non-competition/non-solicitation agreements with us. The closing of this acquisition is subject to customary closing conditions for transactions of this type, including bank regulatory approvals and the receipt of consents from Sand Hill Advisors' clients.

On July 20, 2000, we announced our second quarter results. Our net income for the six months ended June 30, 2000 was $4.0 million, or $0.33 per diluted share, which marked a 31.8% increase over the results for the same period in 1999. Our net interest income increased by $2.8 million, or 33.8%, from period to period, reflecting not only significant growth in average earning assets but also slight improvement in net interest margin. We also announced that we would pay our stockholders of record on August 1, 2000 a dividend of $0.03 per share on August 15, 2000. We finished the second quarter with approximately $3.9 billion in assets under management, up nearly 31.6% from June 30, 1999, and up 7.1% from year-end. The acquisition of Sand Hill Advisors will add approximately $1.0 billion to that total. At June 30, 2000, we had $730.5 million in assets, an increase of 28.8% from the end of 1999. Loans increased 15.6% from levels at December 31, 1999 and deposits increased 36.9% from levels at December 31, 1999. Finally, for the six months ended June 30, 2000 we had a return on average equity of 19.41% and a return on average assets of 1.24%.

Boston Private Financial Holdings, Inc. was incorporated in Massachusetts in 1987 and is a registered bank holding company under the Bank Holding Company Act of 1956. Our address is Ten Post Office Square, Boston, Massachusetts 02109 (telephone number (617) 912-1900).

                                  THE OFFERING

Common stock being offered....................... 3,000,000 shares (excluding shares which may be issued
                                                  pursuant to the over-allotment
                                                  option)

Common stock to be outstanding after
  this offering.................................. 14,776,488 shares

Use of proceeds.................................. Up to $     million to finance
                                                  Sand Hill Advisors acquisition
                                                  and remainder for general
                                                  corporate purposes

Nasdaq National Market symbol.................... BPFH

Annual dividends per share, commenced
  January 15, 2000............................... $0.12

     The number of shares that will be outstanding after this offering excludes 1,442,624 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2000.

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                  (dollars in thousands, except per share data)

                                                                                                As of and for the
                                         AS OF AND FOR THE YEAR ENDED                          SIX MONTHS ENDED JUNE 30
                                ----------------------------------------------------------    -------------------------
                                     1995        1996        1997        1998         1999          1999        2000
                                ----------------------------------------------------------    -------------------------
ASSETS UNDER MANAGEMENT.........$1,683,000  $2,075,000  $2,410,000     $2,839,000  $3,660,000  $2,980,000   $3,921,000

OPERATING RATIOS
Return on average assets........      1.99%       2.14%       1.13%(3)       1.34%       1.41%       1.25%        1.24%
Return on average common
    equity......................     27.05%      29.00%      13.39%(3)      18.54%      20.05%      17.51%       19.41%
Total fees and other income/total
    revenue(1)..................     59.31%      61.49%      58.71%         58.43%      58.74%      56.14%       54.67%
Net interest margin(2)..........      3.52%       3.85%       3.99%          3.78%       3.76%       3.68%        3.76%

INCOME STATEMENT
Net interest income.............    $7,498      $9,311     $11,394         $14,148     $17,535      $8,301      $11,107
Total fees and other income.....    10,929      14,866      16,198          19,886      24,960      10,624       13,395
Net income (after tax)..........     4,402       5,493       3,526(3)        5,471       7,196       3,015        3,968

Diluted earnings per share .....     $0.43       $0.52       $0.30(3)        $0.46       $0.60       $0.25        $0.33
Basic earnings per share .......     $0.44       $0.53       $0.31           $0.48       $0.62       $0.26        $0.34
Average diluted shares
    outstanding.................10,160,000  10,646,000  11,725,697      11,888,357  11,910,444  11,889,953   12,089,100
Average common shares
    outstanding................. 9,957,000  10,363,000  11,355,697      11,483,814  11,590,757  11,568,670   11,696,838

BALANCE SHEET
Total assets ...................  $245,926    $294,424    $369,543        $457,815    $567,373    $529,052     $730,536
Loans...........................   155,256     206,107     276,825         348,951     450,388     394,852      520,822
Deposits........................   178,885     209,302     258,301         334,852     420,535     392,607      575,525
Borrowings......................    41,983      54,864      79,753          82,643      97,259      93,833      103,906
Shareholders' equity............    19,224      26,140      26,292          32,613      39,145      35,448       43,621

ASSET QUALITY

Non-performing loans to total
    loans.......................      0.41%       0.47%       0.27%           0.16%       0.29%       0.24%        0.21%
Non-performing assets to total
    assets .....................      0.36%       0.36%       0.23%           0.12%       0.23%       0.18%        0.15%
Loans charged-off to average
    loans ......................      0.05%       0.04%       0.02%           0.13%       0.03%      (0.01)%      (0.02)%
Allowance for loan losses to
    total loans ................      1.25%       1.25%       1.32%           1.26%       1.18%       1.29%        1.32%
Allowance for loan losses to
    non-performing loans .......    304.87%     262.10%     487.95%         776.28%     405.16%     510.89%      560.72%

CAPITAL ADEQUACY

Risk based capital ratio:
    Tier 1......................      11.38%     12.95%       9.94%          10.61%       9.59%
    Total.......................      12.63%     14.20%      11.20%          11.87%      10.84%
    Leverage ratio..............       6.21%      7.90%       6.64%           6.54%       6.57%

(1) Total revenue is defined as net interest income plus fees and other income.
(2) Net interest margin represents net interest income on a fully-taxable equivalent basis as a percentage of average interest-earning assets.
(3) Before deducting $1.2 million of non-recurring merger expenses, net income for the year ended December 31, 1997 was $4.7 million, or $0.40 per share, return on average assets was 1.52% and return on average common equity was 17.94%.

                                  RISK FACTORS

BEFORE PURCHASING SHARES, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED BELOW. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, IT COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THE RISKS AND UNCERTAINTIES BELOW ARE NOT THE ONLY ONES WE ARE FACING. WE MAY HAVE OTHER RISKS OR UNCERTAINTIES OF WHICH WE ARE NOT YET AWARE OR WHICH WE CURRENTLY BELIEVE ARE IMMATERIAL THAT MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THESE RISKS AND UNCERTAINTIES SHOULD OCCUR, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY SHARES OF OUR COMMON STOCK.

A DECLINE IN SECURITIES PRICES COULD ADVERSELY AFFECT OUR BUSINESS

Our investment management business could be adversely affected by a decline in the financial and securities markets. Declines in prevailing securities prices could occur as a result of a number of factors, including an economic downturn or financial crisis in the U.S. or abroad, political events, adverse public perceptions of economic prospects or general market volatility, all of which are beyond our control. In recent periods the U.S. and certain foreign securities markets have experienced unprecedented levels of volatility (meaning that price levels can vary greatly within short periods of time). The increases in our assets under management over the past several years have been attributable in part to rising market prices for equity securities. A decline in prevailing market prices could have the opposite effect. Because most of our investment advisory contracts provide for fees based on the market value of the assets under management, declines in securities prices may have a material adverse effect on our results of operations and financial condition.

Moreover, Westfield Capital receives performance-based fees resulting from its status as general partner or investment manager of three limited partnership investment funds. The amount of these fees are impacted directly by the investment performance of Westfield Capital. As a result, the future revenues from such fees are likely to fluctuate and may be affected by conditions in the capital markets and other general economic conditions.

Even when securities prices are generally rising, performance can be affected by investment style. We have historically focused on the growth style of investing, which has been more successful in recent years than the value style. While we have made efforts to diversify our investing styles over the past several years, the small to mid cap growth style of investing remains our predominant investing style and will remain so following our acquisition of Sand Hill Advisors. If market conditions were to change such that the value style of investing became significantly more successful, our investment operations could be adversely affected.

WE MAY NOT BE ABLE TO ATTRACT AND RETAIN BANKING CUSTOMERS AT CURRENT LEVELS

Competition in the local banking industry coupled with our relatively small size may limit the ability of our banking subsidiary, Boston Private Bank & Trust Company, to attract and retain banking customers. Boston Private Bank & Trust Company faces competition from the following:

     - other banking institutions (including larger downtown Boston and suburban-based commercial banking organizations),

     - savings banks,

     - credit unions,

     - other financial institutions, and

     - non-bank financial service companies serving eastern Massachusetts and adjoining areas.

In particular, Boston Private Bank & Trust Company's competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits and range and quality of services provided.

Because Boston Private Bank & Trust Company maintains a smaller staff and has fewer financial and other resources than larger institutions with which it competes, it may be limited in its ability to attract customers. In addition, some of Boston Private Bank & Trust Company's current commercial banking customers may seek alternative banking sources as they develop needs for credit facilities larger than Boston Private Bank & Trust Company can accommodate given its relatively small capital base.

If Boston Private Bank & Trust Company is unable to attract and retain banking customers, it may be unable to continue its loan growth and its results of operations and financial condition may otherwise be negatively impacted. Because Boston Private Bank & Trust Company is our sole banking subsidiary, its financial performance is very significant to our overall results of operations and financial condition.

WE MAY NOT BE ABLE TO ATTRACT AND RETAIN INVESTMENT MANAGEMENT CLIENTS AT CURRENT LEVELS

Due to the intense local competition and our relatively short history and limited record of performance in the investment management business, Boston Private Bank & Trust Company and our investment management subsidiaries, Westfield Capital Management Company, Inc. and RINET Company, Inc., may not be able to attract and retain investment management clients at current levels.

In the investment management industry, we compete primarily with the following:

     - commercial banks and trust companies,

     - mutual fund companies,

     - investment advisory firms,

     - stock brokerage firms,

     - law firms, and

     - other financial services companies.

Competition is especially keen in our geographic market area, because there are numerous well established and successful investment management firms in Boston. Competition is based on a number of factors, including the range of products offered, brand recognition, investment performance, the level of fees and commissions charged for services and the customer perception of financial strength. Many of our competitors have significantly greater capital and other resources than we do and offer a broader line of products and services than we do. The recent trend toward consolidation within the investment management, securities and banking industries has increased these competitive pressures. In addition, since there are relatively few barriers to entry by new investment management firms, we expect additional competition in the future.

In addition, our ability to retain investment management clients may be impaired by the fact that our investment management contracts are typically short-term in nature. Substantially all of our investment management revenues are derived from investment management contracts which are typically terminable upon less than 30 days' notice. Most of our clients may withdraw funds from accounts under management generally in their sole discretion.

DEFAULTS IN THE REPAYMENT OF LOANS MAY NEGATIVELY IMPACT OUR BUSINESS

Defaults in the repayment of loans by Boston Private Bank & Trust Company's customers may negatively impact our business. A borrower's default on its obligations under one or more of Boston Private Bank & Trust Company's loans may result in lost principal and interest income and increased operating expenses as a result of the allocation of management time and resources to the collection and work-out of the loan.

In certain situations, where collection efforts are unsuccessful or acceptable work-out arrangements cannot be reached, Boston Private Bank & Trust Company may have to write-off the loan in whole or in part. In such situations, Boston Private Bank & Trust Company may acquire real estate or other assets which secure the loan through foreclosure or other similar available remedies. In such cases, the amount owed under the defaulted loan often exceeds the value of the assets acquired.

Boston Private Bank & Trust Company's management periodically makes a determination of an allowance for loan losses based on available information, including the quality of its loan portfolio, certain economic conditions, the value of the underlying collateral and the level of its non-accruing loans. Provisions to this allowance result in an expense for the period. If, as a result of general economic conditions or an increase in defaulted loans, management determines that additional increases in the allowance for loan losses are necessary, Boston Private Bank & Trust Company will incur additional expenses.

Bank regulatory agencies also periodically review Boston Private Bank & Trust Company's allowance for loan losses and the values attributed to real estate acquired through foreclosure or other similar remedies. These regulatory agencies may require Boston Private Bank & Trust Company to reduce its determination of the value for these items.

A DOWNTURN IN THE LOCAL ECONOMY OR REAL ESTATE MARKET COULD NEGATIVELY IMPACT OUR BANKING BUSINESS

A downturn in the local economy or real estate market could negatively impact our banking business. Because Boston Private Bank & Trust Company serves primarily individuals and smaller businesses located in eastern Massachusetts and adjoining areas, with a particular concentration in the Greater Boston Metropolitan Area, the ability of Boston Private Bank & Trust Company's customers to repay their loans is impacted by the economic conditions in these areas. Boston Private Bank & Trust Company's commercial loans are generally concentrated in the following customer groups:

     - real estate developers and investors,

     - financial service providers,

     - technology companies,

     - manufacturing and communications companies,

     - professional service providers,

     - general commercial and industrial companies, and

     - individuals.

Boston Private Bank & Trust Company's commercial loans, with limited exceptions, are secured by either real estate (usually, income producing residential and commercial properties), marketable securities or corporate assets (usually, accounts receivable, equipment or inventory). Substantially all of Boston Private Bank & Trust Company's residential mortgage and home equity loans are secured by residential property in eastern Massachusetts. As a result, conditions in the real estate market specifically, and the Massachusetts economy generally, can materially impact the ability of Boston Private Bank & Trust Company's borrowers to repay their loans and affect the value of the collateral securing these loans. In addition, because of the concentration of loans in this region, a natural catastrophe such as a hurricane could adversely affect the value of the collateral securing a substantial portion of these loans.

FLUCTUATIONS IN INTEREST RATES MAY NEGATIVELY IMPACT OUR BANKING BUSINESS

Fluctuations in interest rates may negatively impact the business of Boston Private Bank & Trust Company. Boston Private Bank & Trust Company's main source of income from operations is net interest income, which is equal to the difference between the interest income received on interest-bearing assets (usually, loans and investment securities) and the interest expense incurred in connection with interest-bearing liabilities (usually, deposits and borrowings). Boston Private Bank & Trust Company's net interest income can be affected significantly by changes in market interest rates. In particular, changes in relative interest rates may reduce Boston Private Bank & Trust Company's net interest income as the difference between interest income and interest expense decreases. As a result, Boston Private Bank & Trust Company has adopted asset and liability management policies to minimize the potential adverse effects of changes in interest rates on net interest income, primarily by altering the mix and maturity of loans, investments and funding sources. However, we cannot assure you that a significant change in interest rates will not negatively impact Boston Private Bank & Trust Company's results from operations or financial position.

An increase in interest rates could also have a negative impact on Boston Private Bank & Trust Company's results of operations by reducing the ability of borrowers to repay their current loan obligations, which could not only result in increased loan defaults, foreclosures and write-offs, but also necessitate further increases to Boston Private Bank & Trust Company's allowance for possible loan losses.

OUR COST OF FUNDS FOR BANKING OPERATIONS MAY INCREASE AS A RESULT OF GENERAL ECONOMIC CONDITIONS, INTEREST RATES AND COMPETITIVE PRESSURES

Our cost of funds for banking operations may increase as a result of general economic conditions, interest rates and competitive pressures. Boston Private Bank & Trust Company has traditionally obtained funds principally through deposits and through borrowings. As a general matter, deposits are a cheaper source of funds than borrowings, because interest rates paid for deposits are typically less than interest rates charged for borrowings. Historically and in comparison to commercial banking averages, Boston Private Bank & Trust Company has had a higher percentage of its time deposits in denominations of $100,000 or more. Within the banking industry, the amounts of such deposits are generally considered more likely to fluctuate than deposits of smaller denominations. If as a result of general economic conditions, market interest rates, competitive pressures or otherwise, the value of deposits at Boston Private Bank & Trust Company decreases relative to its overall banking operations, Boston Private Bank & Trust Company may have to rely more heavily on borrowings as a source of funds in the future.

OUR BUSINESSES ARE HIGHLY REGULATED AND FAILURE TO COMPLY WITH THOSE REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS

INVESTMENT MANAGEMENT

Our investment management business is highly regulated, primarily at the federal level. The failure of any of our subsidiaries that provide investment management services to comply with applicable laws or regulations could result in fines, suspensions of individual employees or other sanctions, including revocation of such subsidiary's registration as an investment adviser.

Specifically, three of our subsidiaries, including Westfield Capital and RINET, are registered investment advisers under the Investment Advisers Act of 1940 as is Sand Hill Advisors, Inc. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary, record keeping, operational and disclosure obligations. These subsidiaries, as investment advisers, are also subject to regulation under the federal and state securities laws and the fiduciary laws of certain states. In addition, Westfield Capital acts as a subadvisor to a mutual fund which is registered under the Investment Company Act of 1940 and is subject to that act's provisions and regulations.

We are also subject to the provisions and regulations of ERISA to the extent we act as a "fiduciary" under ERISA with respect to certain of our clients. ERISA and the related provisions of the federal tax laws impose a number of duties on persons who are fiduciaries under ERISA and prohibit certain transactions involving the assets of each ERISA plan which is a client of ours, as well as certain transactions by the fiduciaries (and certain other related parties) to such plans.

BANKING

Bank holding companies and banks operate in a highly regulated environment and are subject to supervision and examination by federal and state regulatory agencies. Boston Private Financial Holdings is subject to the federal Bank Holding Company Act of 1956 and to regulation and supervision by the Federal Reserve Board. Boston Private Bank & Trust Company, as a Massachusetts chartered trust company the deposits of which are insured by the Federal Deposit Insurance Corporation, is subject to regulation and supervision by the Massachusetts Commissioner of Banks and the FDIC.

Federal and state laws and regulations govern numerous matters including changes in the ownership or control of banks and bank holding companies, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts and terms of extensions of credit and investments, permissible non-banking activities, the level of reserves against deposits and restrictions on dividend payments. The FDIC and the Massachusetts Commissioner of Banks possess cease and desist powers to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulation, and the Federal Reserve Board possesses similar powers with respect to bank holding companies. These and other restrictions limit the manner in which Boston Private Financial Holdings and Boston Private Bank & Trust Company may conduct business and obtain financing.

Furthermore, our banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve Board. Changes in monetary or legislative policies may affect the interest rates Boston Private Bank & Trust Company must offer to attract deposits and the interest rates it must charge on its loans, as well as the manner in which it offers deposits and makes loans. These monetary policies have had, and are expected to continue to have, significant effects on the operating results of depository institutions generally, including Boston Private Bank & Trust Company.

IN CONNECTION WITH OUR ACQUISITION OF SAND HILL ADVISORS AND TO THE EXTENT THAT WE ACQUIRE OTHER COMPANIES IN THE FUTURE, OUR BUSINESS MAY BE NEGATIVELY IMPACTED BY CERTAIN RISKS INHERENT WITH SUCH ACQUISITIONS

Although we do not have an aggressive acquisition strategy, we have in the past considered, and will in the future continue to consider, the acquisition of other banking and investment management companies. To the extent that we acquire other companies in the future, our business may be negatively impacted by certain risks inherent with such acquisitions. These risks include the following:

     - the risk that the acquired business will not perform in accordance with management's expectations,

     - the risk that difficulties will arise in connection with the integration of the operations of the acquired business with the operations of our banking or investment management businesses, particularly to the extent we are entering new geographic markets,

     - the risk that management will divert its attention from other aspects of our business,

     - the risk that we may lose key employees of the acquired business, and

     - the risks associated with entering into geographic and product markets in which we have limited or no direct prior experience.

In addition, our pending acquisition of Sand Hill Advisors is subject to a number of contingencies, including receipt of bank regulatory approvals and consents from Sand Hill Advisors' clients. Receipts of these approvals and consents may take longer than we anticipate or they may not be received at all. As a result, our pending acquisition of Sand Hill Advisors may be delayed or may not occur at all.

THE MARKET PRICE OF OUR COMMON STOCK HAS FLUCTUATED, AND COULD FLUCTUATE SIGNIFICANTLY

The market price of our common stock has been volatile in the past and could continue to be subject to wide fluctuations in response to quarterly variations in our operating results, including fluctuations in the availability and price of purchased loans, changes in earnings estimates by analysts, material announcements by us or our competitors, governmental regulatory action, the liquidity of the market for our common stock, changes in general economic or market conditions and broad market fluctuations, or other events or factors, many of which are beyond our control. The stock market has experienced extreme price and volume fluctuations which have affected market prices of smaller capitalization companies and which often have been unrelated to the operating performance of such companies. In addition, our operating results may be below the expectations of securities analysts and investors. In such event, the price of our common stock would likely decline, perhaps substantially.

WE MAY NOT CONTINUE TO PAY DIVIDENDS ON OUR COMMON STOCK

Until the fourth quarter of 1999, we had never declared or paid cash dividends on our common stock. Our ability to pay dividends is subject to regulatory limitations. We are under no obligation to continue to pay dividends and we may discontinue payment of dividends at any time.

THE PROVISIONS OF OUR GOVERNING DOCUMENTS MAY MAKE IT MORE DIFFICULT FOR US TO BE ACQUIRED

Federal and state laws impose restrictions, including regulatory approval requirements, on the acquisition of control of a bank holding company such as Boston Private Financial Holdings. In addition, our Articles of Organization and By-laws contain anti-takeover provisions, including a staggered board of directors, a class of authorized but unissued preferred stock, and advance notice provisions for proposals by stockholders at stockholder meetings.

                           FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties. All statements, other than statements of historical facts included or incorporated in this prospectus, regarding our strategy, future operations, financial position and estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or strategic investments. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described under "Risk Factors" and elsewhere in this prospectus.

                                 USE OF PROCEEDS

Our net proceeds from the sale of the 3,000,000 shares of our common stock offered by us are estimated to be $[ ] million ($[ ] million if the underwriters' over-allotment option is exercised in full) at an assumed public offering price of $[ ] per share and after deducting the estimated underwriting discount and estimated offering expenses payable by us. We intend to use approximately $__ million of the net proceeds from this offering for the purchase of Sand Hill Advisors and the remainder for general corporate purposes, including capital contributions to our subsidiaries to support the future growth of their businesses.

                                 CAPITALIZATION

The following table sets forth our capitalization at June 30, 2000 on an actual basis and as adjusted to reflect the sale by us of the 3,000,000 shares of common stock offered by this prospectus at an assumed offering price of $____ per share and the application of the net proceeds of this offering as set forth under "Use of Proceeds."

                                                              JUNE 30, 2000
                                                              -------------
                                                                        AS
                                                             ACTUAL  ADJUSTED
                                                             ------  --------
                                                          (DOLLARS IN THOUSANDS)
Stockholders' Equity:
  Undesignated preferred stock, $1 par value,
   2,000,000 shares authorized; none issued or
   outstanding............................................      --         --
  Common stock, $1.00 par value, 30,000,000 shares
   authorized; 11,776,488 shares issued and
   outstanding actual; 14,776,488 issued and outstanding
   as adjusted(1).........................................   $11,776    $
  Additional paid-in capital..............................    13,078
  Retained earnings.......................................    20,016
  Accumulated other comprehensive (loss) income...........    (1,248)
                                                             -------    -------

  Total stockholders' equity..............................    43,621
                                                             -------    -------
Total capitalization......................................   $43,621    $
                                                             =======    =======


--------------------------------------------

(1) Excludes 1,442,624 shares of common stock which may be issued under stock options outstanding at June 30, 2000.

                                    BUSINESS

OUR COMPANY

Boston Private Financial Holdings is a Massachusetts corporation and a registered bank holding company under the Bank Holding Company Act of 1956. We are the parent holding company of Boston Private Bank & Trust Company, our wholly-owned bank subsidiary. Boston Private Bank & Trust Company is a trust company chartered in Massachusetts and insured by the Federal Deposit Insurance Corporation.

We conduct substantially all of our business through our wholly-owned subsidiaries, Boston Private Bank & Trust Company, Westfield Capital and RINET. Westfield Capital is located at One Financial Center in Boston, Massachusetts, RINET is located at 213 Union Wharf, Boston, Massachusetts, and Boston Private Bank & Trust Company and our principal offices are located at Ten Post Office Square, Boston, Massachusetts.

Through Boston Private Bank & Trust Company, we pursue a "private banking" business strategy and are principally engaged in providing banking, investment and fiduciary products to high net worth individuals, their families and their businesses in the greater Boston area and New England and, to a lesser extent, Europe and Latin America. Boston Private Bank & Trust Company offers a broad range of basic deposit services, including checking and savings accounts, with automated teller machine access, and cash management services through sweep accounts and repurchase agreements. Boston Private Bank & Trust Company also offers commercial, residential mortgage, home equity and consumer loans. In addition, Boston Private Bank & Trust Company provides investment advisory and asset management services, securities custody and safekeeping services, trust and estate administration and IRA and Keogh accounts.

Through Westfield Capital, we serve the investment needs of individuals, families, trusts, endowments, foundations, pension and profit-sharing plans and 401(k) plans. Westfield Capital invests primarily in equities of companies which it expects to grow at above normal rates, and although Westfield Capital is not limited to such investments, it has a particular focus on companies deemed to have small to mid-sized capitalizations. In addition, Westfield Capital acts as the managing general partner or investment manager of three limited partnerships, one of which invests primarily in technology stocks and the other two of which invest primarily in equities of growth companies.

Through RINET, we engage in financial planning, tax planning and investment management services for affluent individuals and families. Services we offer through RINET include tax preparation, asset allocation, estate planning, charitable planning, and planning for employment benefits, including 401(k) plans, alternative investment analysis and mutual fund investing.

INVESTMENT MANAGEMENT

We provide a range of investment management services to individuals, families, trusts, endowments, foundations, pension and profit-sharing plans and 401(k) plans. These services include the management of equity portfolios, fixed income portfolios, balanced portfolios, liquid asset management portfolios and mutual fund holdings. Portfolios are managed based on the investment objectives of each client, with each portfolio being positioned to benefit from long-term market trends.

TRUST ADMINISTRATION

Acting as a fiduciary, we provide trust administration and estate settlement services. The services we provide include the ongoing fiduciary review of trust instruments, the collection and safekeeping of assets, the investment of trust assets, the distribution of income, the preparation of reports for court and tax purposes, the preparation of tax returns, the distribution of assets as required and communication with grantors, beneficiaries and co-trustees.

CUSTODIAN SERVICES

We provide custodian services, including the safekeeping of securities, the settlement of securities transactions, the execution of trades and the automatic investment of cash balances.

LENDING ACTIVITIES

Through Boston Private Bank & Trust Company, we specialize in lending to individuals and small businesses, including non-profit organizations, partnerships and professional corporations and associations. Loans made by Boston Private Bank & Trust Company to individuals include residential mortgage loans, unsecured and secured personal lines of credit, home equity loans, mortgage loans on investment and vacation properties, letters of credit and overdraft protection. Loans to businesses include commercial mortgage loans, revolving lines of credit, working capital loans, equipment financing and letters of credit. Generally, we lend only to borrowers located in eastern New England or to borrowers who may be located farther away, but who have collateral deposited with us in the form of cash or marketable securities or other collateral within our market area.

ASSET AND LIABILITY MANAGEMENT

Generally, our objective with respect to asset and liability management is to maximize profit potential while minimizing the vulnerability of our operations to changes in interest rates by means of managing the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing dates. Our actions in this regard are taken under the guidance of an Asset and Liability Management Committee which is comprised of members of senior management. This committee is involved in formulating the economic assumptions that we use in our financial planning and budgeting process and establishes policies which control and monitor the sources, uses and pricing of funds.

INVESTMENT ACTIVITIES

Our investment activities are an integral part of our overall asset/liability management. Our banking investment policy is to establish a portfolio which will provide liquidity necessary to facilitate funding of loans and to cover deposit fluctuations while at the same time achieving a satisfactory return on the funds invested. The securities in which we may invest are subject to regulation and limited to securities which are considered "investment grade" securities.

SOURCES OF FUNDS

Deposits made at Boston Private Bank & Trust Company's office location and through ATMs provide a major source of funds for use in lending and for other general business purposes. In addition, Boston Private Bank & Trust Company also relies on borrowings as a source of funds for its operations. As a result, Boston Private Bank & Trust Company has established various borrowing arrangements, including Federal Home Loan Bank of Boston advances, the sale of securities to institutional investors under repurchase agreements and, from time to time, the purchase of federal funds from other banking institutions.

LEGAL PROCEEDINGS

We are not currently a party to any material legal proceedings. One of our subsidiaries has recently received correspondence on behalf of one of its former investment management clients claiming that the subsidiary is responsible for underperformance of allegedly $5.1 million when compared to the former client's portfolio performance targets. Our subsidiary disputes the former client's allegations and, if legal action is commenced, we intend to defend the matter vigorously.

                              ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, to register the shares offered in this offering. It does not repeat important information that you can find in our registration statement or in the reports and other documents that we file with the SEC. For further information about our company and our common stock, you should read the registration statement and the exhibits to the registration statement. Statements contained in this prospectus concerning documents we have filed with the SEC as exhibits to the registration statement or otherwise are not necessarily complete and, in each instance, you should refer to the actual filed document.

We have not authorized anyone to provide you any information different from that contained in this prospectus. The common stock may be offered for sale only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

In this prospectus, the terms or words "we," "us," and "our" refer to Boston Private Financial Holdings, Inc.

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information electronically with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, Mail Stop 1-2, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available from The Nasdaq Stock Market, Inc. and at the SEC's website at http://www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring to other documents that are legally considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information in this prospectus and the documents listed below. We incorporate by reference the documents listed below, and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the completion of the sale all the shares of common stock offered under this prospectus:

     - our Annual Report on Form 10-K for the fiscal year ended
       December 31, 1999,

     - our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000,

     - our Current Report on Form 8-K dated June 27, 2000,

     - our Current Report on Form 8-K dated July 21, 2000, and

     - the description of our common stock contained in the registration statement on Form SB-2 filed on August 30, 1993, including all amendments and reports updating such description.

You may request a copy of these filings at no cost by writing or telephoning us at the following address: Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attention: Corporate Secretary (telephone number (617) 912-1900).

                                  UNDERWRITING

Our company has entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., The Robinson-Humphrey Company, LLC and Tucker Anthony Incorporated are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

UNDERWRITER                                                    NUMBER OF SHARES
-----------                                                    ----------------
CIBC World Markets Corp......................................
The Robinson-Humphrey Company, LLC...........................
Tucker Anthony Incorporated..................................
                                                              -----------------
Total........................................................     3,000,000
                                                              =================

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about , ____________________ 2000 against payment in immediately available funds. The representatives have advised our company that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $XX per share. The underwriters may also allow, and such dealers may re-allow, a concession not in excess of $XX per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

Our company has granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 450,000 additional shares from our company to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $_____ and the total proceeds to our company will be $_____. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by our company:

                  TOTAL WITHOUT EXERCISE OF         TOTAL WITH FULL EXERCISE OF
PER SHARE           OVER-ALLOTMENT OPTION             OVER-ALLOTMENT OPTION
---------         -------------------------         ---------------------------
$                 $                                 $

Our company estimates that total expenses of the offering, excluding the underwriting discount, will be approximately $300,000.

Our company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our company and its executive officers and directors have agreed to a 90-day "lock up" with respect to 3,950,972 shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, for a period of 90 days following the date of this prospectus, our company and such persons may not offer, sell, pledge or otherwise dispose of our securities without the prior written consent of CIBC World Markets Corp.

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

     - Stabilizing transactions - The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

     - Over-allotments and syndicate covering transactions - The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

     - Penalty bids - If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

     - Passive market making - Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither our company nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the

Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

                                  LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for our company by our counsel, Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Certain legal matters in connection with the offering will be passed upon for the underwriters by their counsel, Simpson Thacher & Bartlett, New York, New York. Simpson Thacher & Bartlett may rely as to matters of Massachusetts law upon the opinion of Goodwin, Procter & Hoar LLP.

                                     EXPERTS

The consolidated financial statements of our company and its subsidiaries included in the Annual Report on Form 10-K for the year ended December 31, 1999 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

-------------------------------------------------------------------------------





    BOSTON PRIVATE
FINANCIAL HOLDINGS, INC.

                                                         CIBC WORLD MARKETS

  3,000,000 SHARES



    COMMON STOCK

                                                      THE ROBINSON - HUMPHREY
---------------------------                                    COMPANY


     PROSPECTUS

---------------------------






    , 2000                                           TUCKER ANTHONY CLEARY GULL






-------------------------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS. WE ARE NOT MAKING AN OFFER OF THE COMMON STOCK IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following are the estimated expenses of the distribution of the shares of common stock being registered hereunder:

SEC Registration Fee.....................................      $  9,991
NASD Filing Fees.........................................      $  4,284
Printing Expenses........................................      $100,000
Legal Fees and Expenses..................................      $100,000
Accounting Fees and Expenses.............................       $50,000
Blue Sky Qualification Fees and Expenses.................        $5,000
Transfer Agent and Registrar's Fees......................       $20,000
Miscellaneous Costs......................................       $10,725
                                                              ----------
  Total...........................................             $300,000
                                                              ==========




ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant is a Massachusetts corporation. Reference is made to Chapter 156B, Section 13 of the Massachusetts Business Corporation Law (the "MBCL"), which enables a corporation in its original articles of organization or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Sections 61 and 62 of the MBCL (providing for liability of directors for authorizing illegal distributions and for making loans to directors, officers and certain stockholders) or (iv) for any transaction from which a director derived an improper personal benefit. The Registrant has adopted such provisions in its Articles of Organization.

     Reference also is made to Chapter 156B, Section 67 of the MBCL, which provides that a corporation may indemnify directors, officers, employees and other agents and persons who serve at its request as directors, officers, employees or other agents of another organization or who serve at its request in any capacity with respect to any employee benefit plan, to the extent specified or authorized by the articles of organization, a by-law adopted by the stockholders or a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under Section 67, which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to any such employee benefit plan. No indemnification shall be provided, however, for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation or to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. The Registrant's Articles of Organization provide for indemnification to the full extent permitted under Section 67.

     The Registrant and its directors and officers currently carry liability insurance.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
 *1.1      -    Underwriting Agreement
 *5.1      -    Opinion of Goodwin, Procter & Hoar LLP
 23.1      -    Consent of KPMG LLP
*23.2      -    Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5.1)
 24.1      -    Power of Attorney (included on signature page)

*To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     A. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
        Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     C. The undersigned Registrant hereby undertakes that:

          1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, The Commonwealth of Massachusetts on July 21, 2000.


                             BOSTON PRIVATE FINANCIAL HOLDINGS, INC.


                          By:/s/ Timothy L. Vaill
                             -------------------------------------------------
                             Timothy L. Vaill
                             Chairman of the Board and Chief Executive Officer


                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, each of the undersigned officers and directors of Boston Private Financial Holdings, Inc. hereby severally constitutes Timothy L. Vaill, Walter M. Pressey and Charles O. Wood, III and each of them singly, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or to any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                    TITLE                               DATE
---------                                    -----                               ----
/s/ Timothy L. Vaill                         Chairman of the Board and           July 21, 2000
-----------------------------------------    Chief Executive Officer
Timothy L. Vaill                             (Principal Executive Officer)


/s/ Walter M. Pressey                        Executive Vice President and        July 21, 2000
-----------------------------------------    Chief Financial Officer
Walter M. Pressey                            (Principal Financial Officer and
                                             Principal Accounting Officer)


/s/ Herbert S. Alexander                     Director                            July 21, 2000
-----------------------------------------
Herbert S. Alexander


/s/ Arthur J. Bauernfeind                    Director                            July 21, 2000
-----------------------------------------
Arthur J. Bauernfeind

SIGNATURE                                    TITLE                               DATE
---------                                    -----                               ----
/s/ Eugene S. Colangelo                      Director                            July 21, 2000
-----------------------------------------
Eugene S. Colangelo


/s/ C. Michael Hazard                        Director                            July 21, 2000
-----------------------------------------
C. Michael Hazard


/s/ Lynn Thompson Hoffman                    Director                            July 21, 2000
-----------------------------------------
Lynn Thompson Hoffman


/s/ Allen Sinai                              Director                            July 21, 2000
-----------------------------------------
Allen Sinai


/s/ Charles O. Wood, III                     Director                            July 21, 2000
-----------------------------------------
Charles O. Wood, III


/s/ Peter C. Bennett                         Director                            July 21, 2000
-----------------------------------------
Peter C. Bennett


/s/ Richard Thielen                          Director                            July 21, 2000
-----------------------------------------
Richard Thielen

                                  EXHIBIT INDEX


EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
 *1.1      -    Underwriting Agreement
 *5.1      -    Opinion of Goodwin, Procter & Hoar LLP
 23.1      -    Consent of KPMG LLP
*23.2      -    Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5.1)
 24.1      -    Power of Attorney (included on signature page)

*To be filed by amendment.